Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0081 dated April 30, 2013 relating to Preliminary Pricing Supplement No. 2013-CMTNH0081 dated April 3, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
1,435,000 Enhanced Trigger Jump Securities Based on the S&P 500® Index Due April 27, 2018
PRICING TERMS – APRIL 30, 2013
Index:	The S&P 500® Index (ticker symbol: "SPX")
Aggregate principal amount:	$14,350,000
Stated principal amount:	$10 per security
Pricing date:	April 30, 2013
Issue date:	May 3, 2013
Valuation date:	April 24, 2018, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	April 27, 2018
Payment at maturity:
For each $10 security you hold at maturity:
▪   If the final index level is greater than or equal to the trigger level:
    $10 + the greater of (i) the fixed return amount and (ii) $10 × the index percent increase
▪   If the final index level is less than the trigger level:
    $10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $6.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	1,597.57 (the closing level of the index on the pricing date)
Final index level:	The closing level of the index on the valuation date
Fixed return amount:	$1.50 per security (15.00% of the stated principal amount). You will receive the fixed return amount only if the final index level is greater than or equal to the barrier level.
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Trigger level:	1,038.4205, 65.00% of the initial index level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095696 / US1730956968
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.00	$0.30	$9.70
Total:	$14,350,000.00	$430,500.00	$13,919,500.00
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  For information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, in connection with your investment in the securities.

Preliminary Pricing Supplement dated April 3, 2013
Product Supplement No. EA-02-02 dated December 27, 2012	Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.